SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number ___________

NOTIFICATION OF LATE FILING

(Check One):   [  ] Form 10-K    [   ] Form 11-K    [   ] Form 20-F    [x] Form 10-Q    [   ] Form N-SAR

For Period Ended: June 30, 2002

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: TBA Entertainment Corporation

Former name if applicable:

Address of principal executive office: 16501 Ventura Boulevard

City, state and zip code: Encino, California 91436

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     On August 6, 2002, the Company dismissed its independent public accountants, Arthur Andersen LLP, and is continuing the process of engaging new independent public accountants. Until such new independent public accountants are retained, the Company will be unable to comply with the requirement that its financial statements filed with the Securities and Exchange Commission be reviewed by independent public accountants. The Company’s Quarterly Report on Form 10-Q will be filed as soon as reasonably practicable, and in no event later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification:

     Bryan Cusworth (818) 728-2600

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [   ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company had estimated operating revenues of $12,844,100 for the quarter ended June 30, 2002, as compared to $22,330,200 for the quarter ended June 30, 2001, and realized estimated net income from continuing operations of $243,200 for the quarter ended June 30, 2002, compared to net income from continuing operations of $644,200 for the quarter ended June 30, 2001. Such reduction in revenues were consistent with management’s expectations relative to the anticipated impact of the events of 2001 would have on the third and fourth quarters of 2001 and the first and second quarters of 2002. The Company turned EBITDA earnings positive in May of 2002 and has been EBITDA earnings positive thereafter through the date of filing of this Form 12b-25.

TBA Entertainment Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2002	By: /s/ Bryan Cusworth

Printed Name: Bryan Cusworth Title: Chief Financial Officer and Treasurer

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